BB

06003890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Hypo Capital Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Third Avenue
(No and Street)

New York, (City) — New York (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Savino — 212 905-4636 (Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT

KPMG, LLP
(Name)

345 Park Avenue (Address) — New York (City) — NY (State) — 10154 (Zip Code)

PROCESSED
JUN 0 5 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
MAR 01 2006
WASH, D.C.
185

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, **Thomas Glynn & Thomas Savino** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hypo Capital Markets, Inc. , as of **December 31, 2005**, are true and correct. We further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None.

2/27/06

Signature

President Treasurer

Notary Public

MICHAEL S. MCBRIDE
Notary Public, State of New York
No. 02MC6119919
Qualified in New York County
Commission Expires Dec. 6, 2008

This report contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1503-3.
(i) Information Relating to the Possession or Control Requirements Under Rule I 5c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of cerium', portions r,f this filing, see section 240.17o-5(e)(3).*

KPMG

HYPO CAPITAL MARKETS, INC.
(Formerly HI Capital Markets, Inc.)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal
Control Required by Rule 17a-5)

HYPO CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Hypo Public Finance Bank)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors:
Hypo Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Hypo Capital Markets, Inc., formerly HI Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of Hypo Public Finance Bank, as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hypo Capital Markets, Inc. as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2006

HYPO CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of Hypo Public Finance Bank)

Statement of Financial Condition

December 31, 2005

Assets		
Cash (note 1)	$	2,310,565
Investment in time deposit - affiliate (note 2)		4,001,434
Due from affiliate company (note 5)		6,028
Prepaid income tax		29,524
Fixed assets (net of accumulated depreciation of $4,683 - note 1)		14,050
Deferred tax asset (note 1)		158,034
Total assets	$	6,519,635
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,067,877
Total liabilities		1,067,877
Stockholder's equity (note 1)		5,451,758
Total liabilities and stockholder's equity	$	6,519,635

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) *Nature of Operations and Organization*

Hypo Capital Markets, Inc., formerly HI Capital Markets, Inc. (the "Company"), was incorporated in Delaware on November 29, 2004 through the issuance of 500 shares of the Company's authorized common stock to Hypo Public Finance Bank located in Dublin, Ireland ("HPFB") at a price of $10,000 per share with a par value of $.01 for an initial capitalization in the amount of $5,000,000. HPFB is regulated by the Irish Financial Services Regulatory Authority ("IFSRA"). On January 1, 2006, the Company became a wholly owned subsidiary of Hypo Public Finance USA, Inc., formerly HI Asset Management, Inc. ("US Parent"), as effected by the contribution of the Company's equity from HPFB to the US Parent. The US Parent is a wholly owned subsidiary of HPFB which in turn is a wholly owned subsidiary of Hypo Real Estate Bank International AG, located in Stuttgart, Germany. Hypo Real Estate Bank International AG is regulated by the Bundesanstalt fuer Finanzdienstleistungsaufsicht ("BaFin"). The Ultimate Parent of the entire group is Hypo Real Estate Bank Holding AG ("Ultimate Parent") located in Munich, Germany, and is listed on the Amtlicher Markt of the Frankfurt Stock Exchange in Germany and is included on the DAX 30 index.

The Company, which commenced operations on January 1, 2005, is based in the United States and conducts its business from its office in New York City. The Company's planned business operations were approved by the National Association of Securities Dealers, Inc. ("NASD") in July 2005 and will include corporate financial and advisory services such as corporate underwriting on a best efforts basis and private placement activities to its institutional clients as well as institutional clients of the Ultimate Parent and affiliates in the U.S. market. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the NASD. The Company does not carry margin accounts and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

(b) *Cash*

Cash includes demand deposits held in banks.

(c) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

(d) *Fixed Assets*

Furniture, fixtures, and equipment are stated at cost less accumulated depreciation.

(e) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(2) Investment in Time Deposit with an Affiliate

The Company has an investment in a time deposit with HPFB at December 31, 2005 in the amount of $4,000,000 plus accrued interest of $1,434. The time deposit, which was entered into on December 29, 2005, matures on January 27, 2006 and bears an interest rate of 4.30% per annum. The carrying value of this time deposit approximates fair value.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. An affiliated company located in New York, Hypo Real Estate Capital Corporation ("HRECC") administers the plan. All full-time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed 14,000, as indexed, for the 2005 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees.

In addition, the Company offers retirement benefits to substantially all employees who meet certain age and eligibility requirements under its noncontributory profit sharing cash balance plan. This plan is also administered by HRECC and managed by a third party investment advisor.

(4) Net Capital Requirements

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one eighth of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2005 the Company had net capital of $1,142,688, which exceeded the regulatory requirement by $1,009,204.

(5) Due from Affiliate Company

Due from affiliate company in the amount of $6,028 in the Statement of Financial Condition is maintained in an inter-company receivable account from its US Parent for the purpose of funding normal operating activities.

(6) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments are carried at, or approximate, fair value.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors:
Hypo Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Hypo Capital Markets, Inc., formerly HI Capital Markets, Inc. ("the Company"), a wholly owned subsidiary of Hypo Public Finance Bank for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2006